FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

September 30, 2004
Commission File Number 001-14804

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)
75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X . . . . Form 40-F . . . . . . . . .

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): . . . . . . . .

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): . . . . . . . .

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . . No . . . .X. . . . .

OAO Tatneft
Almetyevsk, September 30, 2004.

        OAO Tatneft announces today that it now expects the investigation of certain transactions involving Tatneft group companies being conducted by Kennedys, independent counsel to the Audit Committee of OAO Tatneft’s Board of Directors, to be completed in October this year. ОАО Tatneft also now expects the audit of its annual financial statements for the year 2003 under U.S. GAAP, as well as the filing of its annual report on Form 20-F with the U.S. Securities and Exchange Commission, to be completed promptly after the submission to, and the analysis by, the company’s auditors of Kennedys’ report on the investigation.

        Due to the delay in the completion of its audited 2003 U.S. GAAP financial statements, ОАО Tatneft is delaying the publication of its unaudited U.S. GAAP consolidated financial statements for the first six months of 2004 but is publishing its non-consolidated financial statements (balance sheet and profit and loss account) for the first six months of 2004 prepared in accordance with Russian accounting standards.

Press-service of ОАО Tatneft

Forward-looking statements: This press-release may contain certain forward-looking statements of OAO Tatneft. OAO Tatneft does not guarantee occurrence of any events mentioned in such statements as well as term of their occurrence.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT By: /s/ Vladimir P. Lavushchenko Name: Vladimir P. Lavushchenko Title: Deputy General Director for Economics, Chairman of Disclosure Committee

Date: September 30, 2004